FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                  REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 or 15d-16 OF
                 THE SECURITIES EXCHANGE ACT OF 1934
                       FOR November 1, 2006

                DYNAMOTIVE ENERGY SYSTEMS CORPORATION
        (Exact name of Registrant as specified in its charter)

                           -----------------


                     Suite 230-1700 West 75th Avenue
                             Vancouver, BC
                            Canada V6P 6G2
                            (604) 267-6000
                (Address of principal executive offices)

                           -----------------

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                        FORM 20-F  X    FORM 40-F
                                  ---             ---
     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the
                   Securities Exchange Act of 1934.]

                              YES         NO  X
                                  ---        ---

    [If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable











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                              FORM 51-102F3

                         MATERIAL CHANGE REPORT

1.   Name and Address of Company
     ---------------------------

     DynaMotive Energy Systems Corporation (the Issuer)
     230-1700 West 75th Avenue
     Vancouver, BC V6P 6G2

     Tel. (604) 267-6013

2.   Date of Material Change
     -----------------------

     October 31, 2006

3.   News Release
     ------------

     Issued October 31, 2006 and disseminated via Business Wire.

4.   Summary of Material Change
     --------------------------

Vancouver, British Columbia, Canada, October 31st, 2006 -- Dynamotive (OTCBB:DYMTF) announced planned investments, the site location for its new flagship 200 tonnes per day BioOil plant in Guelph, Ontario, and a product research laboratory in the Waterloo, Ontario area.

Dynamotive, together with its development partners, plans to invest $20 million in these Ontario initiatives through 2007 with further investments expected to follow. Funding for the investment program has been secured from previously announced sources.

The Guelph plant is being developed with MegaCity Recycling Inc. and is about a 45-minute drive west of Toronto. It will operate under the name Evolution Biofuels Inc. Dynamotive will have a minority ownership position in Evolution Biofuels and will be leasing the pyrolysis unit to the Company.

Dynamotive President and CEO, Andrew Kingston, said Work on the 22 acre site started on October 7th. Equipment deliveries to the site are expected early in November with all major components to be on site by year end. The plant will incorporate important technological advances we gained through operating the West Lorne plant, and we expect it to be producing BioOil in Q1 2007 as it ramps up through its commissioning process.

The site has the capacity for up to four plants as well as administrative and engineering offices and, potentially, Dynamotive's technical research and development function. We are currently considering the move of our two existing pilot and demonstration plants to the site.

Investment by Dynamotive and its partners on site acquisition, first plant development and related infrastructure is expected to reach $18,500,000. Dynamotive intends, through leasing arrangements to be concluded, to recover its investment over a five year period and maintain an equity position in Evolution Biofuels.

5.   Full Description of Material Change
     -----------------------------------

     Please see attached news release

6.   Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
     ------------------------------------------------------------------

     Not applicable


7.   Omitted Information
     -------------------

     Not applicable


8.   Executive Officer
     -----------------

     Contact:      Andrew Kingston, President & CEO
     Telephone:    (604) 267-6013


9.   Date of Report
     --------------

     October 31, 2006

DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                            (signed)      Andrew Kinston
                                          ---------------
                                          Andrew Kingston
                                          President & CEO









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  DYNAMOTIVE ENERGY SYSTEMS CORPORATION     News Release: October 31, 2006


         Dynamotive Investing $20 Million in BioOil Plant and Research
                          Facilities in Ontario, Canada

Vancouver, British Columbia, Canada, October 31st, 2006 -- Dynamotive (OTCBB:DYMTF) announced planned investments, the site location for its new flagship 200 tonnes per day BioOil plant in Guelph, Ontario, and a product research laboratory in the Waterloo, Ontario area.

Dynamotive, together with its development partners, plans to invest $20 million in these Ontario initiatives through 2007 with further investments expected to follow. Funding for the investment program has been secured from previously announced sources.

The Guelph plant is being developed with MegaCity Recycling Inc. and is about a 45-minute drive west of Toronto. It will operate under the name Evolution Biofuels Inc. Dynamotive will have a minority ownership position in Evolution Biofuels and will be leasing the pyrolysis unit to the Company.

Dynamotive President and CEO, Andrew Kingston, said Work on the 22 acre site started on October 7th. Equipment deliveries to the site are expected early in November with all major components to be on site by year end. The plant will incorporate important technological advances we gained through operating the West Lorne plant, and we expect it to be producing BioOil in Q1 2007 as it ramps up through its commissioning process.

The site has the capacity for up to four plants as well as administrative and engineering offices and, potentially, Dynamotive's technical research and development function. We are currently considering the move of our two existing pilot and demonstration plants to the site.

Investment by Dynamotive and its partners on site acquisition, first plant development and related infrastructure is expected to reach $18,500,000. Dynamotive intends, through leasing arrangements to be concluded, to recover its investment over a five year period and maintain an equity position in Evolution Biofuels.

Dynamotive also announced that it has completed the development and installation of its product research laboratory in Waterloo, Ontario. The laboratory will focus on developing value-added products from BioOil with a view to enhancing BioOil plant operations returns.

The Waterloo Research Laboratory, a wholly owned subsidiary of Dynamotive, will be headed by Dr. Desmond Radlein and will be supported by Dr. Jueh Wang and staff. Dynamotive has allocated $1,500,000 for research through 2007.

Mr. Kingston concluded, The company has identified a number of derivative products and chemicals derived from our BioOil that will be the focus of development at the research facility. There have been promising indications for the production of syngas from BioOil, carbon activation from char and BioOil blends. We are co-operating with universities and other research laboratories in North America and Europe in the development of derivative products from BioOil and BioOil-char mixes.

MegaCity takes waste construction and demolition wood from the private sector and processes it for secondary markets. For example, damaged wooden pallets are ground to provide a feedstock for particle or chipboard manufacture.



About Dynamotive
----------------

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA, UK and Argentina. Its carbon/greenhouse gas neutral fast pyrolysis technology uses medium temperatures and oxygen-less conditions to turn dry waste biomass and energy crops into BioOil for power and heat generation. BioOil can be further converted into vehicle fuels and chemicals. Dynamotive's website: www.dynamotive.com

Contacts.

Nigel Horsley, Executive Director, Communications and Investor Relations, 604-267-6028
Nathan Neumer, Director, Communications, 604-267-6000

For general information on Dynamotive, please call:
Corporate Communications:
Tel: (604) 267-6000           Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005
Email: info@dynamotive.com                 Website: www.dynamotive.com


Forward Looking Statement
-------------------------

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are forward-looking statements. Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the Company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the Company's disclosure filings with the Securities and Exchange Commission.
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